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NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

September 3, 2020

Dear Sir/ Madam,

Sub: Press release

Please find enclosed the press release titled **'Infosys to Acquire Product Design and Development firm, Kaleidoscope Innovation**' for your information and records.

This information will also be hosted on the Company's website, at www.infosys.com.

Yours Sincerely,
For **Infosys Limited**

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

PRESS RELEASE

Infosys to Acquire Product Design and Development firm, Kaleidoscope Innovation

Expands engineering services portfolio by strengthening presence in Medical devices, Consumer and Industrial markets across US

Bengaluru, India and Cincinnati, US – September 03, 2020: Infosys (NYSE: INFY), a global leader in next-generation digital services and consulting, today announced a definitive agreement to acquire Kaleidoscope Innovation, a full-spectrum product design, development and insights firm innovating across medical, consumer and industrial markets, bolstering capabilities in the design of smart products. This acquisition demonstrates Infosys' commitment to innovate for its clients, and make a meaningful impact on human lives by combining cutting-edge technologies and experiences to revolutionize patient care, treatment, diagnostics and consumer health across the world.

Kaleidoscope Innovation brings to Infosys a diverse talent pool with extensive knowledge of design and engineering. The company leverages a deep understanding of clinical environments, strong product development capabilities across domains, and a consultancy-style approach addressing human factors, product design, UI/UX design, research & insight, development and visualization. It serves a marquee and diversified customer base with state of the art, in-house labs, 3D design environments and customer experience centers. Kaleidoscope designs microsurgical instruments, devices used in minimally invasive surgery, drug delivery devices for ophthalmic therapies and user-centric wearables. It also offers usability testing in support of regulatory submissions, including the delivery mechanism for aortic stents.

Ravi Kumar, President, Infosys, said, "This acquisition further strengthens our digital offerings at the intersection of new software technologies and medical devices - a sector that is expected to witness significant investments and consumerization in the post-COVID era. Our clients will benefit from the combination of Kaleidoscope's strong upstream offerings of product innovation and design, and Infosys' stack of product engineering, validation and commercialisation services at a global scale. We are excited to welcome Kaleidoscope Innovation and its leadership team into the Infosys family, as part of Infosys Engineering Services portfolio."

Nitesh Bansal, SVP & Global Head of Engineering, Infosys, said, "Device engineering for both the consumer and medical industries has been a critical success parameter for our clients. The addition of upstream concept design and human factors engineering, through this acquisition not only provides us end to end capability, but also creates an engagement engine dedicated towards innovation and growth in this sector."

Matt Kornau, CEO & Co-Founder, Kaleidoscope Innovation said, "We are enthusiastic about our exciting new partnership with Infosys. It allows us to scale quickly and bring expanded offerings in AI, Analytics, and Digital Infrastructure to our clients. Kaleidoscope has always valued the ability to enhance people's lives and their outcomes through innovation. We feel Infosys shares these same values and will open new avenues for our client partners, and our staff, to pursue larger opportunities together. We will remain dedicated to serving as good partners to other companies, large and small, as we continue to meet our mission."

Bill Taylor, Co-Founder, Kaleidoscope Innovation added, "Infosys provides an exciting platform for us to extend our relationship with our Business Partners to address the productization of solutions they have been asking us to deliver. Having the technical prowess and bandwidth to offer solutions that address manufacturability and lifecycle management will benefit all parties. We can now offer them the scale needed for both front end innovation and back end implementation and sustainability"

The acquisition is expected to close during the second quarter of fiscal 2021, subject to customary closing conditions.

About Kaleidoscope Innovation
Kaleidoscope Innovation is a full-service product development firm innovating across medical, consumer and industrial markets. For over 30 years, clients have partnered with Kaleidoscope to improve the human experience. Kaleidoscope offers both consultancy-style and onsite services, across a full breadth of disciplines to meet their client's needs where needed, including insights & human factors, medical affairs, industrial design & user experience, engineering, visualization and software development. For more information about Kaleidoscope Innovation, please visit www.kascope.com

About Infosys
Infosys is a global leader in next-generation digital services and consulting. We enable clients in 46 countries to navigate their digital transformation. With nearly four decades of experience in managing the systems and workings of global enterprises, we expertly steer our clients through their digital journey. We do it by enabling the enterprise with an AI-powered core that helps prioritize the execution of change. We also empower the business with agile digital at scale to deliver unprecedented levels of performance and customer delight. Our always-on learning agenda drives their continuous improvement through building and transferring digital skills, expertise, and ideas from our innovation ecosystem.

Visit www.infosys.com to see how Infosys (NYSE: INFY) can help your enterprise navigate your next.

Safe Harbor
Certain statements in this release concerning our future growth prospects, financial expectations and plans for navigating the COVID-19 impact on our employees, clients and stakeholders are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding COVID-19 and the effects of government and other measures seeking to contain its spread, risks related to an economic downturn or recession in India, the United States and other countries around the world, changes in political, business, and economic conditions, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage

increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry and the outcome of pending litigation and government investigation. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2020. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

For more information, please contact PR_Global@Infosys.com

Disclosure under SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015: -

Name of the target entity,	Kaleidoscope Animations, Inc. Acquirer: Infosys Nova Holdings, LLC, a wholly owned subsidiary of Infosys Limited.
Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired?	No.
Industry to which the entity being acquired belongs	Information Technology services and Consulting services.
Objects and effects of acquisition	Product design, development and insights firm innovating across medical, consumer and industrial markets, bolstering capabilities in the design of smart products. This acquisition demonstrates Infosys' commitment to innovate for its clients and make a meaningful impact on human lives by combining cutting-edge technologies and experiences to revolutionize patient care, treatment, diagnostics and consumer health across the world.
Any governmental or regulatory approvals required for the acquisition	None.
Indicative time period for completion of the acquisition	The acquisition is expected to close during the second quarter of FY 2021, subject to customary closing conditions.
Nature of consideration	Cash.
Cost of acquisition or the price at which the shares are acquired;	Up to USD 42 million including earn-out, management incentives and bonuses.
Percentage of holding	100% of the equity share capital.
Brief Background	Product design, development and insights firm, with services focused primarily on medical devices. Operates out of Cincinnati, Ohio. (https://kascope.com/) Kaleidoscope is 100%-owned by Founders. Offerings: Consultancy-style and direct onsite product development services to solve business challenges. human factors, product design, UI/UX design, research and insights, development and visualization. Last 3 years revenues (Fiscal year ending December 31st): CY 19: USD 20.6 million, CY18: USD 15.5 million, CY17: USD 13.2 million.